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Exhibit 99(a)(1)(J)

September 26, 2008

To the holders of outstanding shares of restricted stock granted under Napster's Amended and Restated 2001 Stock Plan (the "Plan")

  Re:
  Treatment of Restricted Shares that Vest in the Best Buy Transaction

        On September 14, 2008, Napster entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Best Buy Co., Inc. ("Best Buy") and a wholly-owned subsidiary of Best Buy have agreed, subject to the terms and conditions of the Merger Agreement, to acquire Napster by making a tender offer (the "Offer") to purchase the issued and outstanding shares of Napster's common stock and the associated stock purchase rights at a purchase price of $2.65 per share. Subject to the terms and conditions of the Merger Agreement, following the consummation of the Offer, the wholly-owned subsidiary of Best Buy will merge with and into Napster, with outstanding shares of Napster's common stock and associated stock purchase rights each being converted into the right to receive $2.65 per share and Napster continuing as the surviving corporation and a wholly-owned subsidiary of Best Buy (the "Merger").

        If the number of shares of Napster's common stock validly tendered and accepted for payment in the Offer, together with any other shares of common stock owned directly or indirectly by Best Buy, constitutes 50% or more of the combined voting power of Napster's outstanding securities, then Best Buy's acceptance of shares for payment in the Offer (the "Acceptance") will trigger a change of control under the Plan. If a change of control under the Plan is triggered by Best Buy's Acceptance, then 25%1 of your outstanding and unvested shares of restricted stock will become vested upon the Acceptance (the "Accelerated Shares"). If the Offer is not completed, the Accelerated Shares will not vest and will be returned to you rather than tendered in the Offer.

        Napster has decided to permit you to tender your Accelerated Shares in the Offer should you choose to do so (in addition to any other vested shares of Napster common stock you may own). The existing terms of the Plan and your restricted stock award agreement(s) provide that Napster will satisfy the minimum amount of all applicable withholding tax obligations triggered by the vesting of your Accelerated Shares through a reduction in the number of shares otherwise deliverable to you upon vesting. As a result, you may not tender any Accelerated Shares that are withheld by Napster to satisfy withholding taxes, and any Accelerated Shares that you elect to tender in excess of the net number of shares that you actually receive will not be accepted by Best Buy and will be returned to satisfy these withholding obligations. For example, assume you hold 1,000 unvested Napster restricted shares, that 25% of those unvested shares accelerate and become Accelerated Shares, that Napster has a 40% tax withholding obligation in connection with the vesting of those shares, and that you elect to tender all of your Accelerated Shares in the Offer. In this example, Napster would withhold 100 of your Accelerated Shares to satisfy the tax withholding obligations (40% of 250 is 100) and the balance (150 Accelerated Shares) would be tendered for purchase in the Offer.

        As of the date of this letter, you hold the number of unvested shares of restricted stock set forth on the attached statement. If Best Buy's Acceptance occurs, 25%1 of your shares of restricted stock shown as unvested on the attached statement will become vested on the Acceptance and will be Accelerated Shares. You may elect to tender all of your Accelerated Shares in the Offer, however only the net number of Accelerated Shares that you actually receive after the satisfaction of withholding taxes will be accepted for payment by Best Buy.

The percentage applicable to William Christopher Gorog and the other members of Napster's board of directors is 100%.

        If you wish to elect to tender your Accelerated Shares in the Offer and receive the purchase price of $2.65 per share offered by Best Buy (subject to applicable tax withholding requirements), you will need to so instruct your E*TRADE representative pursuant to the instructions that you will receive directly from E*TRADE. If you do not wish to tender your Accelerated Shares in the Offer and the Merger occurs, your Accelerated Shares will be cancelled at the time of the Merger in exchange for a cash payment of $2.65 per share. Therefore, if the Offer is successful and the Merger occurs, you will receive the same amount of cash per share whether or not you elect to tender; however, if you do not tender, you will receive payment later and without interest.

        Please see the Offer to Purchase, dated September 26, 2008, made by Puma Cat Acquisition Corp. for more information (Puma Cat Acquisition Corp. is Best Buy's wholly-owned subsidiary). The Offer to Purchase is being mailed to you, and may also be found as an exhibit to Best Buy's Tender Offer Statement on Schedule TO, dated September 26, 2008, and filed with the SEC on the same date.

Sincerely yours,
Aileen Atkins Senior Vice President Business Affairs and General Counsel

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  Exhibit 99(a)(1)(J)